UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 8)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

POINT Biopharma Global Inc.

(Name of Subject Company)

POINT Biopharma Global Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

730541109

(CUSIP Number of Class of Securities)

Joe McCann

Chief Executive Officer

4850 West 78th Street

Indianapolis, IN 46268

(317) 543-9957

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Chadé Severin

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by POINT Biopharma Global Inc., a Delaware corporation (“POINT”) with the Securities and Exchange Commission on October 13, 2023, relating to the tender offer by Yosemite Falls Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock of POINT, par value $0.0001 per share (the “Shares”), at a purchase price of $12.50 per Share, net to the stockholder in cash, without interest, and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 13, 2023 (as amended or supplemented from time to time) and the related Letter of Transmittal (as amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of October 2, 2023, by and among Lilly, Purchaser and POINT.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 8 is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the following new section entitled “Expiration of the Offer” before the section titled “Forward-Looking Statements” on page 44:

“At 5:00 p.m., Eastern Time, on December 22, 2023, the Offer expired and was not further extended. Computershare Trust Company, N.A., the depositary for the Offer, advised Lilly that, as of the expiration of the Offer, a total of 72,788,215 Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 67.97% of the Shares outstanding as of the expiration of the Offer.

Accordingly, the Minimum Tender Condition has been satisfied. Purchaser will accept for payment, and will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time.

POINT expects that on December 27, 2023, Lilly will complete its acquisition of POINT pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into POINT, and without a meeting of stockholders of POINT in accordance with Section 251(h) of the DGCL, with POINT surviving as a wholly owned subsidiary of Lilly.

Following the consummation of the Merger, all Shares will be delisted from the Nasdaq Capital Market. Lilly and POINT intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspension of all POINT’s reporting obligations under the Exchange Act as promptly as practicable after the Effective Time.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2023

POINT Biopharma Global Inc.

By:	/s/ Bill Demers
	Name:	Bill Demers
	Title:	Chief Financial Officer